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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

GRUBB & ELLIS REALTY ADVISORS, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
Units, consisting of one share of Common Stock and two warrants
(Title of Class of Securities)
400096 10 3 (Common Stock)
400096 20 2 (Units)
(CUSIP Number)
C. Michael Kojaian
c/o Kojaian Holdings, LLC
39400 Woodward Ave., Suite 250,
Bloomfield Hills, Michigan 48304
(248) 644-7600
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 3, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	400096 20 2 (Units) / 400096 10 3 (Common Stock)

1	NAMES OF REPORTING PERSONS: Kojaian Holdings, LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	(38-3466028)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Michigan

	7	SOLE VOTING POWER:

NUMBER OF		1,666,667

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		1,666,667

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,666,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	OO

CUSIP No.	400096 20 2 (Units) / 400096 10 3 (Common Stock)

1	NAMES OF REPORTING PERSONS: Kojaian Management Corporation

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
	(38-2643661)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Michigan

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,666,667

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		1,666,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	1,666,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	400096 20 2 (Units) / 400096 10 3 (Common Stock)

1	NAMES OF REPORTING PERSONS: C. Michael Kojaian

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	USA

	7	SOLE VOTING POWER:

NUMBER OF		41,670

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		7,334,386

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		41,670

WITH	10	SHARED DISPOSITIVE POWER:

		7,334,386

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	7,376,056

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	24.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

CUSIP No.	400096 20 2 (Units) / 400096 10 3 (Common Stock)

1	NAMES OF REPORTING PERSONS: Mike Kojaian

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

USA

	7	SOLE VOTING POWER:

NUMBER OF

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		1,666,667

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER:

1,666,667

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

1,666,667

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

5.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

Item 1. Security and Issuer
     The classes of securities to which this Schedule 13D relates are (1) the common stock, par value $.0001 per share (the “Common Stock”), of Grubb & Ellis Realty Advisors, Inc., a Delaware corporation (the “Issuer”) and (2) the units of the Issuer (the “Units”), each of which is comprised of one share of Common Stock and two warrants, each warrant entitling the holder to purchase one share of Common Stock at a price of $5.00 per share (the “Warrants”). The Warrants are not exercisable until the later of the completion of a Business Combination (as defined herein) or February 27, 2007. The principal executive offices of the Issuer are located at 2215 Sanders Road, Suite 400, Northbrook, Illinois 60062.
Item 2. Identity and Background
     (a)-(c) This Schedule 13D is being filed pursuant to a Joint Filing Agreement (attached as Exhibit 1 and incorporated herein by reference) by:
(i)	Kojaian Holdings, LLC (“Holdings”), a Michigan limited liability company, which is a privately held investment company;

(ii)	Kojaian Management Corporation (“Kojaian Management”), a Michigan corporation, which is the sole managing member of Holdings, and is engaged in the business of commercial real estate;

(iii)	C. Michael Kojaian (“C. Michael Kojaian”), a citizen of the United States of America whose principal occupation is Executive Vice President of Kojaian Management, which is the sole managing member of Holdings and C. Michael Kojaian is an indirect controlling stockholder of Grubb & Ellis Company (“G&E”), a Delaware corporation, which owns 5,667,719 shares of Common Stock; and

(iv)	Mike Kojaian (“Mike Kojaian”), a citizen of the United States of America whose principal occupation is President of Kojaian Management, which is the sole managing member of Holdings (the entities referred to in (i) through (iv) collectively referred to as the “Reporting Persons”).
     The principal place of business of Holdings, Kojaian Management, C. Michael Kojaian and Mike Kojaian is located at 39400 Woodward Ave., Suite 250, Bloomfield Hills, Michigan 48304.
     (d)-(f) None of the Reporting Persons has during the last five (5) years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
     On January 6, 2006, G&E and C. Michael Kojaian entered into a Stock Transfer Agreement regarding shares of Issuer Common Stock. G&E transferred 41,670 shares of Issuer Common Stock to C. Michael Kojaian, as consideration for C. Michael Kojaian’s serving on the board of directors of the Issuer. On February 3, 2006 the Issuer effected a one for 1.441932 reverse stock split of the Common Stock (the “Reverse Split”), which reduced the number of shares of Common Stock held by C. Michael Kojaian to 28,898 shares. As a result, on February 3, 2006, contemporaneous with the Reverse Split, G&E and C. Michael Kojaian entered into another Stock Transfer Agreement, pursuant to which G&E transferred an additional 12,772 shares of Common Stock to C. Michael Kojaian, so as to maintain C. Michael Kojaian’s shareholdings of Common Stock in consideration for serving on the Issuer’s board of directors at the originally agreed amount of 41,670 shares. On February 23, 2006 the Issuer effected a 1.25 forward split of the Common Stock (the “Forward Split”), which increased the number of shares of Common Stock held by C. Michael Kojaian to 52,087 shares. As a result, on February 23, 2006, contemporaneous with the Forward Split, G&E and C. Michael Kojaian entered into a third Stock Transfer Agreement, pursuant to which C. Michael Kojaian transferred 10,417 shares of Common Stock to G&E, so as to maintain C. Michael Kojaian’s shareholdings of Common Stock in consideration for serving on the Issuer’s board of directors at the originally agreed amount of 41,670 shares. After giving effect to the Reverse Split and the Forward Split, G&E held of record 5,667,719 shares of Common Stock and had transferred 208,350 shares of Common Stock in the aggregate to certain directors of the Issuer (including C. Michael Kojaian’s 41,670 shares), as compensation for their serving on the board of directors of the Issuer.
     On February 27, 2006, Kojaian Management caused Holdings to enter into a unit purchase agreement (the “Unit Purchase Agreement”) with the Issuer, pursuant to which Holdings purchased 1,666,667 Units of the Issuer, at a price of $6.00 per Unit, or $10,000,002 in the aggregate.
     Shares of Common Stock acquired by Holdings were purchased with working capital and shares acquired by C. Michael Kojaian were provided as compensation for serving on the board of directors of the Issuer. It is expected that any shares to be acquired by Holdings in the future will be purchased with working capital, and any shares acquired by C. Michael Kojaian will be purchased with personal funds.
Item 4. Purpose of Transaction
     C. Michael Kojaian acquired his initial 41,670 shares of Common Stock as consideration for serving as a director of the Issuer. Holdings acquired its Units for investment purposes, in the initial public offering (“IPO”) of the Common Stock of the Issuer, pursuant to the Unit Purchase Agreement.
     Subject to agreements described in this Schedule 13D, each of the Reporting Persons may from time to time acquire additional securities of the Issuer or dispose of securities of the Issuer through open market, privately negotiated transactions, or otherwise, depending on market conditions and other considerations that such Reporting Person deems relevant, including, but not limited to, liquidity and diversification considerations. As a director, C. Michael Kojaian has the power to influence the Issuer’s affairs and management in the ordinary conduct of the Issuer’s business.

     G&E has an agreement (the “Warrant Purchase Agreement”) with the Deutsche Bank Securities, Inc., the representative for the underwriters (the “Representative”), to purchase up to $3,500,000 of the Issuer’s publicly-traded warrants, in the public marketplace, if the public marketplace price is $0.70 or less per warrant, after the later of (i) the commencement of separate trading of such Warrants or (ii) sixty (60) calendar days after the end of the “restricted period” under Regulation M. G&E will not sell or transfer these warrants until the completion of the initial acquisition (a “Business Combination”) by the Issuer of one or more commercial properties and/or assets in the United States, which may include one or more individual real estate properties and/or assets, a property portfolio, and/or a real estate operating company, whether by merger, capital stock exchange, asset or stock acquisition or other similar type of transaction which is approved by a majority of the shares of Common Stock voted by the stockholders (the “Public Stockholders”) who purchased their shares of Common Stock in the IPO and in which less than 20% of the Public Stockholders both vote against the proposed Business Combination and exercise their right to convert their shares of Common Stock into cash.
     Other than as set forth in this Schedule 13D, no Reporting Person has any current plans or proposals for (i) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board, (iv) any material change in the Issuer’s present capitalization or dividend policy, (v) any other material change in the Issuer’s business or corporate structure, (vi) any changes in the Issuer’s Certificate of Incorporation or bylaws or other actions which are intended to impede the acquisition of control of the Issuer by any person, (vii) causing Common Stock to be delisted from the New York Stock Exchange, (viii) causing any of the Issuer’s equity securities to become eligible for termination of registration under the Securities Exchange Act of 1934, as amended, (except to the extent such equity securities are already eligible for termination of registration), or (ix) any action similar to those listed above.
     References to and descriptions of the Warrant Purchase Agreement as set forth in this Item 4 are qualified in their entirety by reference to the Warrant Purchase Agreement included as Exhibit 10 to this Schedule 13D, which is incorporated in its entirety in this Item 4.
Item 5. Interest in Securities of the Issuer
     (a) Holdings beneficially owns 1,666,667 shares of Common Stock, which represents approximately 5.6% of the Issuer’s outstanding Common Stock.
     Kojaian Management may be deemed to beneficially own 1,666,667 shares of Common Stock held by Holdings. The shares of Common Stock that may be deemed to be beneficially owned by Kojaian Management represent approximately 5.6% of the Issuer’s outstanding Common Stock.

     C. Michael Kojaian beneficially owns 41,670 shares of Common Stock, and as an indirect controlling stockholder of G&E, may be deemed to beneficially own 5,667,719 shares of Common Stock held by G&E. In addition, C. Michael Kojaian may be deemed to beneficially own 1,666,667 shares of Common Stock held by Holdings. The shares of Common Stock beneficially owned, or that may be deemed to be beneficially owned, by C. Michael Kojaian represents approximately 24.7% of the Issuer’s outstanding Common Stock. C. Michael Kojaian disclaims beneficial ownership of the Common Stock held by G&E and Holdings, and this Schedule 13D shall not be deemed an admission that C. Michael Kojaian is the beneficial owner of such securities for purposes of Section 13D or for any other purpose.
     Mike Kojaian may be deemed to beneficially own 1,666,667 shares of Common Stock held by Holdings. The shares of Common Stock that may be deemed to be beneficially owned by Mike Kojaian represents approximately 5.6% of the Issuer’s outstanding Common Stock. Mike Kojaian disclaims beneficial ownership of the Common Stock held by Holdings, and this Schedule 13D shall not be deemed an admission that Mike Kojaian is the beneficial owner of such securities for purposes of Section 13D or for any other purpose.
     (b) Holdings has sole power to vote and dispose of the 1,666,667 shares of Common Stock beneficially owned by Holdings. Kojaian Management may be deemed to have shared power to vote and dispose of the 1,666,667 shares of Common Stock held by Holdings. Of the 7,376,056 shares of Common Stock that C. Michael Kojaian beneficially owns, or may be deemed to beneficially own, he has sole power to vote and dispose of 41,670 shares of Common Stock and may be deemed to have shared power to vote and dispose of the 7,334,386 shares of Common Stock held by G&E and Holdings, in the aggregate. Mike Kojaian may be deemed to have shared power to vote and dispose of the 1,666,667 shares of Common Stock held by Holdings.
     (c) None of the Reporting Persons has effected any transactions in the Issuer’s Common Stock in the past sixty (60) days other than the transactions reported in this Schedule 13D.
     (d) Not applicable
     (e) Not applicable
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     Items 3, 4 and 5 are incorporated herein by reference.
     On October 21, 2005 the Issuer and G&E entered into a letter agreement. On January 6, 2006 the Issuer and C. Michael Kojaian entered into a substantially similar letter agreement (collectively referred to as the “Insider Letters”). The Insider Letters provided that if the Issuer solicits approval of its stockholders for a Business Combination, G&E and C. Michael Kojaian, respectively, will vote their shares of Common Stock in accordance with the majority of votes cast by the Public Stockholders. Of the total net proceeds of $133,887,504 raised in the IPO, an amount equal to $137,500,004 (the “Trust Fund”), are being held in a trust account with JP Morgan Chase

Bank, N.A. If the Issuer has not consummated a Business Combination within eighteen (18) months after the consummation of the IPO (or within 24 months from the consummation of the IPO if a latter of intent or agreement in principle or definitive agreement has been signed within eighteen (18) months after the consummation of the IPO), G&E and C. Michael Kojaian further agree to: 1) cause the Trust Fund to be liquidated and delivered to the Public Stockholders; and (2) take all reasonable actions to cause the Issuer to liquidate as soon as reasonably practicable. Furthermore, G&E and C. Michael Kojaian waived any claims they may have on the funds in the Trust Fund and agreed to place their shares of Common Stock into an escrow account. In addition, C. Michael Kojaian agreed in his Insider Letter to serve as a director of the Issuer until the consummation of a Business Combination or the Issuer’s liquidation.
     On February 27, 2006, the Issuer, G&E, certain directors of the Issuer, including C. Michael Kojaian and Continental Stock Transfer & Trust Company (the “Escrow Agent”) entered into a stock escrow agreement (the “Escrow Agreement”), pursuant to which G&E and C. Michael Kojaian agreed to place their shares of Common Stock in escrow until the earlier of: three (3) years; the liquidation of the Issuer; or the shares of Common Stock of the Issuer are exchanged for cash, securities or other property pursuant to a Business Combination. While the shares of Common Stock are held in escrow: (1) G&E and C. Michael Kojaian may not sell or otherwise transfer their shares (with limited exceptions); and (2) any property or other non-cash distributions made by the Issuer will be delivered to the Escrow Agent and held in escrow pursuant to the terms of the Escrow Agreement. G&E and C. Michael Kojaian are not subject to any voting restrictions on their shares of Common Stock (other than as set forth in the Insider Letters) and may receive cash distributions with respect to their shares.
     On February 27, 2006, the Issuer, G&E and certain directors of the Issuer, including C. Michael Kojaian entered into a registration rights agreement (the “Registration Rights Agreement”). The Registration Agreement provides G&E and C. Michael Kojaian with certain registration rights regarding their shares of Common Stock, including (1) the right to make two (2) written demands (a “Demand Registration”) to the Issuer for the registration of all of a part of their shares of Common Stock; (2) the right to participate (a “Piggy-Back Registration”) in Issuer registrations of Common Stock; and (3) the right to request the Issuer to register the resale of their shares of Common Stock on Form S-3 (a “Form S-3 Registration”) or another similar short form registration statement. Requests for a Demand Registration or Piggy-Back registration may be made on the Issuer three (3) months prior to and from time to time after the shares of Common Stock held by G&E and certain directors of the Issuer, including C. Michael Kojaian, are released from escrow pursuant to the terms of the Escrow Agreement. Requests for a Form S-3 Registration may be made at any time and from time to time, provided certain conditions are met. The Registration Rights Agreement contains other customary provisions, including: the right to defer registrations; the right to reduce investor participation in registrations; and standard indemnification and contribution provisions.
     On February 27, 2006, the Issuer, the Representative and Holdings entered into a lock-up agreement (the “Lock-Up Agreement”). The Lock-Up Agreement provides that Holdings will not to sell or otherwise transfer any shares of Common Stock purchased by Holdings in the IPO for the period (the “Lock-Up Period”) commencing on February 27, 2006 and continuing until and including the date the Issuer consummates a Business Combination. This Lock-Up Period may be extended for a short period of time in certain limited circumstances.

     Other than the matters disclosed above and in response to Items 3, 4 and 5, which are incorporated herein by reference, none of the Reporting Persons is party to any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. References to and descriptions of the agreements set forth in this Item 6 are qualified in their entirety by reference to the agreements included as Exhibits to this Schedule 13D, which is incorporated in its entirety in this Item 6.
Item 7. Material to be filed as Exhibits
     The following are hereby filed as additional exhibits to this Schedule 13D.

Exhibit 1	Joint Filing Agreement, dated March 13, 2006 by and among Kojaian Holdings, LLC, Kojaian Management Corporation, C. Michael Kojaian, and Mike Kojaian

Exhibit 2	Stock Transfer Agreement, dated January 6, 2006, by and among Grubb & Ellis Company, Inc., C. Michael Kojaian, and Mark E. Rose

Exhibit 3	Stock Transfer Agreement, dated February 3, 2006, by and among Grubb & Ellis Company, Inc., Melvin F Lazar, William H. Downey, Alan M. Stillman, C. Michael Kojaian, and Mark E. Rose

Exhibit 4	Stock Transfer Agreement, dated February 23, 2006, by and among Grubb & Ellis Company, Inc., Melvin F Lazar, William H. Downey, Alan M. Stillman, C. Michael Kojaian, and Mark E. Rose

Exhibit 5	Lock Up Agreement, dated February 27, 2006 by and among Grubb & Ellis Realty Advisors, Inc., Deutsche Bank Securities, Inc. and Kojaian Holdings LLC

Exhibit 6	Grubb & Ellis Insider Letter (incorporated by reference from Exhibit 10.1 to Issuer’s Registration Statement on Form S-11, file number 333-129190)

Exhibit 7	Kojaian Insider Letter (incorporated by reference from Exhibit 10.2 to Issuer’s Registration Statement on Form S-11, file number 333-129190)

Exhibit 8	Form of Stock Escrow Agreement (incorporated by reference from Exhibit 10.9 to Issuer’s Registration Statement on Form S-11, file number 333-129190)

Exhibit 9	Form of Registration Rights Agreement (incorporated by reference from Exhibit 10.12 to Issuer’s Registration Statement on Form S-11, file number 333-129190)

Exhibit 10	Form of Warrant Purchase Agreement (incorporated by reference from Exhibit 10.13 to Issuer’s Registration Statement on Form S-11, file number 333-129190)

Exhibit 11	Form of Unit Purchase Agreement (incorporated by reference from Exhibit 10.17 to Issuer’s Registration Statement on Form S-11, file number 333-129190)

Signatures
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: March 13, 2006

KOJAIAN HOLDINGS, LLC a Michigan limited liability company
By:	KOJAIAN MANAGEMENT
CORPORATION, a Michigan corporation, its sole member

/s/ C. Michael Kojaian
Name:	C. Michael Kojaian
Title:	Executive Vice President

KOJAIAN MANAGEMENT CORPORATION, a Michigan corporation, its sole member

/s/ C. Michael Kojaian
Name:	C. Michael Kojaian
Title:	Executive Vice President

/s/ C. Michael Kojaian
C. MICHAEL KOJAIAN

/s/ Mike Kojaian
MIKE KOJAIAN

[Signature Page to Schedule 13D]